

PLM Income Fund I, LLC

2001 Annual Report



Description

Professional Lease Management Income Fund I, LLC was formed as a $100 million income-oriented limited liability company to acquire, manage, and lease a diversified portfolio of primarily used transportation and related equipment. PLM Financial Services, Inc., a wholly-owned subsidiary of PLM International, Inc., is the Manager of Professional Lease Management Income Fund I, LLC.

Fund Information

For inquiries about the Partnership or your investment, or to request Forms 10-Q or 10-K, please write to ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th floor, Dallas, TX, 75204; or call (800) 626-7549.

To access this and other reports please visit our website at www.plm.com.

To Our Investors

Dear Investor:

We are pleased to provide the Annual Report for Professional Lease Management Income Fund I, LLC, which contains important information concerning the recent operating results and current financial position of your investment program. If you would like a copy of the Form 10-K for this program, please contact our Investor Services Representatives at 1 (800) 626-7549, or access our website at www.plm.com.

Very truly yours,

Stephen M. Bess
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's discussion and analysis of financial condition and results of operations relates to the Financial Statements of Professional Lease Management Income Fund I, L.L.C. (the Fund). The following discussion and analysis of operations focuses on the performance of the Fund's equipment in various segments in which it operates and its effect on the Fund's overall financial condition.

Results of Operations — Factors Affecting Performance

Re-leasing Activity and Repricing Exposure to Current Economic Conditions

The exposure of the Fund's equipment portfolio to repricing risk occurs whenever the leases for the equipment expire or are otherwise terminated and the equipment must be remarketed. Major factors influencing the current market rate for the Fund's equipment include, but are not limited to, supply and demand for similar or comparable types of transport capacity, desirability of the equipment in the leasing market, market conditions for the particular industry segment in which the equipment is to be leased, overall economic conditions, and various regulations concerning the use of the equipment. Equipment that is idle or out of service between the expiration of one lease and the assumption of a subsequent lease can result in a reduction of contribution to the Fund. The Fund experienced re-leasing or repricing activity in 2001 for its trailer, marine container, marine vessel, and railcar portfolios.

Trailers: The Fund's trailer portfolio operate on per diem leases with short-line railroad systems. The relatively short duration of these leases in these operations exposes the trailers to considerable re-leasing and repricing activity.

Marine containers: Some of the Fund's marine containers are leased to operators of utilization-type leasing pools and, as such, are highly exposed to re-leasing and repricing activity.

Marine vessel: The Fund's owned marine vessel operated in the short-term leasing market throughout 2001. As a result of this, the Fund's owned marine vessel was remarketed several times during 2001 exposing it to re-leasing and repricing activity.

Railcars: This equipment experienced significant re-leasing activity. Lease rates in this market are showing signs of weakness and this has led to lower utilization and lower contribution to the Fund as existing leases expire and renewal leases are negotiated.

Equipment Liquidations

Liquidation of Fund owned equipment and of investments in unconsolidated special-purpose entities (USPEs), unless accompanied by an immediate replacement of additional equipment earning similar rates (see Reinvestment Risk, below), represents a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Fund.

During 2001, the Fund disposed of owned equipment that included an aircraft, a marine vessel, trailers, railcars, and marine containers for total proceeds of $10.2 million. The Fund also disposed of its interest in a USPE that owned a marine vessel for proceeds of $0.9 million.

Nonperforming Lessees

Lessees not performing under the terms of their leases, either by not paying rent, not maintaining or operating the equipment in accordance with the conditions of the leases, or other possible departures from the leases, can result not only in reductions in contribution, but also may require the Fund to assume additional costs to protect its interests under the leases, such as repossession or legal fees.

During 2001, a lessee of three Stage II Boeing 737-200 commercial aircraft notified the Manager of its intention to return these aircraft. The lessee has not remitted four lease payments due to the Fund as of December 31, 2001. The Fund has a security deposit from this lessee that could be used to pay a portion of the amount due. During October 2001, the Manager sent a notification of default to the lessee. The lease, with an expiration date of October 2002, has certain return condition requirements for each of the remaining aircraft. The Manager has recorded an allowance for bad debts for the amount due less the security deposit.

Reinvestment Risk

Reinvestment risk occurs when the Fund cannot generate sufficient surplus cash after fulfillment of operating obligations and distributions to reinvest in additional equipment during the reinvestment phase of the Fund; equipment is disposed of for less than threshold amounts; proceeds from disposition or surplus cash available for reinvestment cannot be reinvested at the threshold lease rates; or proceeds from the dispositions or surplus cash available for reinvestment cannot be deployed in a timely manner.

During the first six years of operations, which ends December 31, 2002, the Fund intends to increase its equipment portfolio by investing surplus cash in additional equipment after fulfilling operating requirements. Subsequent to the end of the reinvestment period, the Fund will continue to operate for an additional two years but will stop reinvesting cash flow and surplus funds, then begin an orderly liquidation over an anticipated two-year period.

Other nonoperating funds for reinvestment are generated from the sale of equipment prior to the Fund's planned liquidation phase, the receipt of funds realized from the payment of stipulated loss values on equipment lost or disposed of during the time it is subject to lease agreements, or from the exercise of purchase options in certain lease agreements. Equipment sales generally result from evaluations by the Manager that continued ownership of certain equipment is either inadequate to meet Fund performance goals, or that market conditions, market values, and other considerations indicate it is the appropriate time to sell certain equipment.

Equipment Valuation

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), the Manager reviews the carrying values of the Fund's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. Reductions of $3.9 million to the carrying value of two owned marine vessels were required during 1999. No reductions were required to the carrying value of owned equipment during 2001 and 2000 or partially owned USPE equipment during 2001, 2000, and 1999.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Fund will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Fund's earnings or financial position.

Financial Condition — Capital Resources, Liquidity, and Unit Redemption Plan

The Manager purchased the Fund's equipment portfolio with capital raised from its initial equity offering of $100.0 million and permanent debt financing of $25.0 million. No further capital contributions from Class A Members are permitted under the terms of the Fund's operating agreement. The Fund relies on operating cash flow to meet its operating obligations, make cash distributions to Members, and increase the Fund's equipment portfolio. The total outstanding debt, currently $19.0 million, can be increased with short-term borrowings not to exceed the lesser of $10.0 million or 50% of the aggregate principal amount of the Notes outstanding at the time and the total aggregate debt can not exceed $25.0 million.

For the year ended December 31, 2001, the Fund generated $11.3 million in operating cash (net cash provided by operating activities and non-liquidating cash distributions from USPEs) to meet its operating obligations and make distributions of $6.6 million to the Members.

During the year ended December 31, 2001, the Fund purchased marine containers for $2.3 million.

Restricted cash decrease of $0.3 million during 2001 reflects a decrease in the balance of bank accounts and short-term investments that are subject to withdrawal restrictions per the loan and other legally binding agreements.

Accounts receivable increased $0.2 million during 2001 due to the timing of customer payments.

Allowance for doubtful accounts increased $1.0 million due to the Manager's determination that amounts due from certain lessees may not be collectable.

Investments in USPEs decreased $2.4 million due to cash distributions of $2.1 million to the Fund from the USPEs and liquidation proceeds of $0.9 million to the Fund offset, in part, by income of $0.6 million that was recorded from the Fund's equity interests in USPEs for the year 2001.

Due to affiliates decreased $0.7 million during 2001 due to the payment of amounts due to an affiliated USPE.

Lessee deposits and reserve for repairs decreased $0.8 million during the year 2001 due to the following:

- Lessees' deposits decreased $0.3 million due to deposits that were reclassified to lease revenues during 2001.
- Reserves for engine repairs decreased $0.3 million due to the transfer of unused engine reserves of $0.8 million to sale proceeds, offset in part by the increase of $0.5 million resulting from additional deposits.
- Marine vessel dry-docking reserves decreased $0.2 million due to the dry-docking cost of $0.4 million being partially offset by $0.2 million in additional accrual for dry-docking during 2001.

Cash distributions of $0.9 million, related to the results from the fourth quarter of 2001, will be paid during the first quarter of 2002.

The Fund made the required annual debt payment of $3.0 million to the lender of the note payable during 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Fund has a remaining outstanding balance of $19.0 million on the note payable. The note bears interest at a fixed rate of 7.33% per annum and has a final maturity in 2006. Interest on the note is payable semi-annually. The remainder of the note payable will be repaid in three principal payments of $3.0 million on December 31, 2002, 2003, and 2004 and two principal payments of $5.0 million on December 31, 2005, and 2006. The agreement requires the Fund to maintain certain financial covenants.

In April 2001, PLM International, Inc. (PLMI) entered into a $15.0 million warehouse facility, which is shared with the Fund, PLM Equipment Growth Fund VI, and PLM Equipment Growth & Income Fund VII. During December 2001, this facility was amended to lower the amount available to be borrowed to $10.0 million. The facility provides for financing up to 100% of the cost of the equipment. Outstanding borrowings by one borrower reduce the amount available to each of the other borrowers under the facility. Individual borrowings may be outstanding for no more than 270 days, with all advances due no later than April 12, 2002. Interest accrues either at the prime rate or LIBOR plus 2.0% at the borrower's option and is set at the time of an advance of funds. Borrowings by the Fund are guaranteed by PLMI. This facility expires in April 2002. The Manager believes it will be able to renew the warehouse facility upon its expiration with terms similar to those in the current facility.

As of March 27, 2002, the Fund had no borrowings outstanding under this facility and there were no other borrowings outstanding under this facility by any other eligible borrower.

Pursuant to the terms of the operating agreement, beginning in the fourth quarter of 1998, the Fund may, at the sole discretion of the Manager, redeem up to 2% of the outstanding Class A units each year. The purchase price paid by the Fund for outstanding Class A Units upon redemption will be equal to 105% of the amount Class A Members paid for the Class A Units, less the amount of cash distributions Class A Members have received relating to such Class A Units. The price may not bear any relationship to the fair market value of a Class A Unit. The Manager has decided that it will not purchase any Class A units under the terms of the Fund's operating agreement in 2002. The Manager may purchase additional Class A units on behalf of the Fund in the future.

The Manager has not planned any expenditures, nor is it aware of any contingencies that would cause it to require any additional capital to that mentioned above.

Results of Operations — Year-to-Year Detail Comparison

Comparison of the Fund's Operating Results for the Years Ended December 31, 2001 and 2000

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating, and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2001, compared to 2000. Gains or losses from the sale of equipment, interest and other income and certain expenses such as depreciation and amortization and general and administrative expenses relating to the operating segments (see Note 5 to the audited financial statements), are not included in the owned equipment operation discussion because they are indirect in nature and not a result of operations but the result of owning a portfolio of equipment. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	2001	2000
Marine containers	$ 5,124	$ 4,095
Aircraft	3,946	4,022
Railcars	2,686	3,043
Marine vessels	1,835	3,914
Trailers	614	2,587

Marine containers: Marine container lease revenues were $5.2 million and $0.1 million, respectively, for the year ended December 31, 2001, compared to $4.1 million and $18,000, respectively, during 2000. Marine container contribution increased in 2001, compared to 2000 due to the purchase of additional marine containers in 2000 and 2001.

Aircraft: Aircraft lease revenues and direct expenses were $4.0 million and $25,000, respectively, for 2001, compared to $4.1 million and $35,000, respectively, during 2000. Aircraft lease revenues decreased $0.1 million during 2001 due to the disposition of one of the Fund's aircraft during 2001.

Railcars: Railcar lease revenues and direct expenses were $3.4 million and $0.7 million, respectively, for 2001, compared to $3.7 million and $0.6 million, respectively, during 2000. Lease revenues decreased $0.3 million during 2001 compared to 2000 primarily due to lower lease revenues on railcars whose lease expired during 2001 that were re-leased at a lower lease rate.

Marine vessels: Marine vessel lease revenues and direct expenses were $5.5 million and $3.7 million, respectively, for 2001, compared to $7.6 million and $3.7 million, respectively, during 2000.

Lease revenues decreased $2.1 million in 2001 compared to 2000. Lease revenues decreased $3.7 million during 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

compared to 2000 due to the sale of three marine vessels during 2001 and 2000. The decrease caused by the sales was offset, in part, by an increase of $1.6 million in lease revenues on the remaining marine vessel due to a higher lease rate earned on this marine vessel in 2001 compared to 2000. During 2001, the remaining marine vessel changed from time charter to voyage charter. While on voyage charter, the owner earns a higher lease rate; however, certain operating costs are now the responsibility of the owner.

Direct expenses decreased $18,000 in 2001 compared to 2000. A decrease of $1.2 million in direct expenses was caused by the sale of three marine vessels during 2001 and 2000. This decrease in direct expenses was offset by an increase of $47,000 in direct expenses due to higher repairs and maintenance and an increase of $1.2 million due to higher operating expenses caused by the voyage charter for the remaining marine vessel when compared to 2000.

Trailers: Trailer lease revenues and direct expenses were $1.1 million and $0.5 million, respectively, for 2001, compared to $3.5 million and $0.9 million, respectively, during 2000. Lease revenue decreased $2.2 million in 2001 compared to 2000 due to the sale of 39% of the Fund's trailers during 2000. The trailers that were sold were newer and earned a higher lease rate than the trailers that were retained. In addition, lease revenue decreased $0.2 million due to lower utilization on the remaining trailer fleet. Expenses decreased in 2001 compared to 2000 due to the sale of the Fund's trailers during 2000.

Interest and Other Income

Interest and other income decreased $0.3 million during 2001 compared to 2000. A decrease of $0.7 million was due to an insurance claim for one of the Fund's owned marine vessels that was recorded as other income during 2000. There were no similar claims in 2001. This decrease was partially offset by an increase in interest income of $0.3 million caused by higher average cash balances in 2001 compared to 2000.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $14.7 million for 2001 decreased from $17.7 million for 2000. Significant variances are explained as follows:

- A $3.3 million decrease in depreciation and amortization expenses from 2000 levels resulted from a $3.5 million decrease due to the use of the double-declining balance depreciation method which results in greater depreciation the first years an asset is owned and a decrease of $3.0 million resulting from the sale of equipment. These decreases were partially offset by an increase of $3.2 million in depreciation expense from the purchase of equipment during 2000 and 2001;
- A $0.5 million decrease in general and administrative expenses during 2001 compared to 2000 was due to lower costs of $0.5 million resulting from the sale of certain of the Fund's trailers and a $0.1 million decrease resulting from the sale of owned marine vessels during 2001 and 2000. These decreases were partially offset by an increase of $0.1 million resulting from an increase in professional services during 2001 compared to 2000;
- A $0.2 million decrease in interest expense was due to lower average borrowings outstanding during 2001 compared to 2000; and
- A $1.0 million increase in the provision for bad debts was due to the Manager's evaluation of the collectability of receivables due from certain lessees.

Net Gain on Disposition of Owned Equipment

The net gain on disposition of equipment for 2001 totaled $7.8 million which resulted from the sale or disposition of an aircraft, a marine vessel, marine containers, trailers, and railcars with an aggregate net book value of $3.2 million, for proceeds of $10.2 million. Included in the 2001 net gain on disposition of assets is the unused portion of aircraft engine reserves of $0.8 million. The net gain on disposition of equipment for the year ended December 31, 2000 totaled $4.0 million which resulted from the sale of marine vessels, trailers, and railcars with an aggregate net book value of $13.3 million, for proceeds of $16.7 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel dry-docking reserves of $0.5 million.

Equity in Net Income (Loss) of Unconsolidated Special-Purpose Entities (USPEs)

Equity in net income (loss) of USPEs represents the Fund's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method of accounting. These entities are single purpose and have no debt or financial encumbrances. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

For the years ended December 31,	2001	2000
Aircraft	$ 370	$ (95)
Marine vessel	231	(255)
Mobile offshore drilling unit	—	174
Equity in net income (loss) of USPEs	**$ 601**	**$ (176)**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aircraft: As of December 31, 2001 and 2000, the Fund owned interests in two trusts that each own a commercial aircraft. During 2001, aircraft lease revenues of $1.5 million and other income of $0.8 million were offset by depreciation expense, direct expenses, and administrative expenses of $1.9 million. During 2000, aircraft lease revenues were $2.1 million offset by depreciation expense, direct expenses, and administrative expenses of $2.2 million.

Lease revenues decreased $0.6 million due to the reduction in the lease rate of both MD-82's in the trusts as part of a new lease agreement for these commercial aircraft. Other income increased $0.8 million during 2001 due to the recognition of an engine reserve liability as income upon termination of the previous lease agreement. A similar event did not occur during 2000.

The decrease in depreciation expense, direct expenses, and administrative expenses of $0.3 million was due to lower depreciation expense as the result of the double declining-balance method of depreciation which results in greater depreciation in the first years an asset is owned.

Marine vessel: As of December 31, 2001, the Fund had no interest in any entities that owned marine vessels. As of December 31, 2000, the Fund had an interest in an entity that owned a marine vessel. During 2001, lease revenues of $0.4 million and the gain of $0.3 million from the sale this entity in which the Fund owned an interest were offset by depreciation expense, direct expenses, and administrative expenses of $0.4 million. During 2000, lease revenues of $0.6 million were offset by depreciation expense, direct expenses, and administrative expenses of $0.9 million.

Lease revenues, depreciation expense, direct expenses, and administrative expenses deceased during 2001 compared to 2000 due to the sale of the Fund's interest in an entity owning a marine vessel.

Mobile offshore drilling unit: The Fund's interest in an entity owning a mobile offshore drilling unit was sold during the fourth quarter of 1999. During 2000, additional sale proceeds of $0.2 million were offset by administrative expenses of $8,000.

Net Income

As a result of the foregoing, the Fund had net income of $8.6 million for the year ended December 31, 2001, compared to net income of $4.8 million during 2000. The Fund's ability to acquire, operate and liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors. Therefore, the Fund's performance in the year ended December 31, 2001 is not necessarily indicative of future periods. In the year ended December 31, 2001, the Fund distributed $5.5 million to Class A members, or $1.11 per weighted-average Class A unit.

Comparison of the Fund's Operating Results for the Years Ended December 31, 2000 and 1999

In September 1999, PLM Financial Services, Inc. (FSI or the Manager), amended the corporate by-laws of USPEs in which the Fund, or any affiliated program, owned an interest greater than 50%. The amendment to the corporate by-laws provided that all decisions regarding the acquisition and disposition of the investment as well as other significant business decisions of that investment would be permitted only upon unanimous consent of the Fund and all the affiliated programs that have an ownership in the investment (the Amendment). As such, although the Fund may own a majority interest in a USPE, the Fund does not control its management and thus the equity method of accounting will be used after adoption of the Amendment. As a result of the Amendment, as of September 30, 1999, all jointly owned equipment in which the Fund owned a majority interest, which had been consolidated, were reclassified to investments in USPEs. Lease revenues and direct expenses for jointly owned equipment in which the Fund held a majority interest were reported under the consolidation method of accounting during the year ended December 31, 1999 and were included with the owned equipment operations. For the three months ended December 31, 1999 and twelve months ended December 31, 2001, lease revenues and direct expenses for these entities are reported under the equity method of accounting and are included with the operations of the USPEs.

Owned Equipment Operations

Lease revenues less direct expenses (defined as repair and maintenance, equipment operating, and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2000, when compared to 1999. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	**2000**	**1999**
Marine containers	$ 4,095	$ 1,326
Aircraft	4,022	4,028
Marine vessels	3,914	4,990
Railcars	3,043	3,179
Trailers	2,587	2,976
Mobile offshore drilling unit	—	3,494

Marine containers: Marine container lease revenues and direct expenses were $4.1 million and $18,000, respectively, for

Management's Discussion and Analysis of Financial Condition and Results of Operations

2000, compared to lease revenues of $1.3 million during 1999. Marine container contribution increased in the year ended December 31, 2000, compared to 1999 due to the purchase and lease of additional marine containers in 1999 and 2000.

Aircraft: Aircraft lease revenues and direct expenses were $4.1 million and $35,000, respectively, for 2000, compared to $4.1 million and $29,000, respectively, during 1999. Aircraft contribution remained approximately the same due to the stability of the aircraft fleet.

Marine vessels: Marine vessel lease revenues and direct expenses were $7.6 million and $3.7 million, respectively, for 2000, compared to $9.5 million and $4.5 million, respectively, during 1999. Lease revenue decreased $0.8 million in 2000 compared to 1999 due to lower re-lease rates for one of the Fund's anchor handling supply marine vessels. In addition, lease revenue decreased $1.9 million due to another anchor handling supply marine vessel being off-lease nine months of 2000 compared to 1999 when the marine vessel was on lease for the entire year. The decreases in lease revenue from these marine vessels were offset, in part, by an increase in lease revenue of $0.7 million during 2000 compared to 1999 due to higher re-lease rates for the Fund's bulk carrier, which was sold during 2000, and oil tanker marine vessels. Direct expenses decreased $0.8 million primarily due to lower operating expenses for one of the Fund's marine vessels in 2000 compared to 1999.

Railcars: Railcar lease revenues and direct expenses were $3.7 million and $0.6 million, respectively, for 2000, compared to $3.8 million and $0.6 million, respectively, during 1999. The decrease in railcar lease revenues of $0.2 million was primarily due to lower re-lease rates earned on railcars whose leases expired during 2000.

Trailers: Trailer lease revenues and direct expenses were $3.5 million and $0.9 million, respectively, for 2000, compared to $3.9 million and $0.9 million, respectively, during 1999. The decrease in trailer contribution was due to the sale of 39% of the Fund's trailers during 2000.

Mobile offshore drilling unit: Mobile offshore drilling unit revenues and expenses were $3.6 million and $0.1 million, respectively, for 1999. The September 30, 1999 Amendment that changed the accounting method of majority held equipment from the consolidation method of accounting to the equity method of accounting impacted the reporting of lease revenues and direct expenses of the mobile offshore drilling unit.

Interest and Other Income

Interest and other income increased $0.7 million during 2000 due to an insurance claim of $0.7 million for one of the Fund's owned marine vessels. A similar insurance claim was not required during 1999.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $17.7 million for 2000 decreased from $23.7 million for 1999. Significant variances are explained as follows:

- A loss on revaluation of $3.9 million was required during 1999 to reduce the carrying value of two marine vessels to their estimated fair market value. No revaluation of equipment was required during 2000.
- A $2.0 million decrease in depreciation and amortization expenses from 1999 levels resulted from a $1.2 million decrease due to the use of the double-declining balance depreciation method which results in greater depreciation the first years an asset is owned, a decrease of $1.2 million resulting from the sale of equipment, and a $1.7 million decrease as a result of the Amendment which changed the accounting method used for majority held equipment from the consolidation method of accounting to the equity method of accounting. These decreases were partially offset by an increase of $2.1 million in depreciation expense from the purchase of equipment during 1999 and 2000.
- A $0.2 million decrease in management fees to affiliate was due to lower lease revenues on owned equipment in 2000 compared to 1999.
- A $0.1 million increase in general and administrative expenses was due to a $0.1 million increase in costs associated with the transition of trailers into and the operation of three new PLM short-term trailer rental facilities during 2000 compared to 1999.

Minority Interest

Minority interest expense decreased $0.6 million due to the September 30, 1999 amendment that changed the accounting method of majority held equipment from the consolidation method of accounting to the equity method of accounting.

Net Gain on Disposition of Owned Equipment

The net gain on disposition of equipment for the year ended December 31, 2000 totaled $4.0 million which resulted from the sale of marine vessels, trailers, and railcars with an aggregate net book value of $13.3 million, for proceeds of $16.7 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel dry-docking reserves of $0.5 million. Net gain on disposition of equipment for the year ended December 31, 1999 totaled $23,000 which resulted

Management's Discussion and Analysis of Financial Condition and Results of Operations

from the sale of railcars and trailers with an aggregate net book value of $0.1 million, for proceeds of $0.2 million.

Equity in Net Income (Loss) of Unconsolidated Special-Purpose Entities

Equity in net income (loss) of USPEs represent the Fund's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method of accounting. These entities are single purpose and have no debt or financial encumbrances. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

For the years ended December 31,	2000	1999
Mobile offshore drilling unit	$ 174	$ 206
Aircraft	(95)	1,836
Marine vessel	(255)	(281)
Equity in net income (loss) of USPEs	$ (176)	$ 1,761

Mobile offshore drilling unit: The Fund's interest in an entity owning a mobile offshore drilling unit was sold during the fourth quarter of 1999. During 2000, additional sale proceeds of $0.2 million were offset by administrative expenses of $8,000. During 1999, lease revenues of $0.2 million were offset by depreciation expense, direct expenses, and administrative expenses of $32,000 and the loss from the sale of the Fund's interest in an entity that owned the mobile offshore drilling unit of $15,000.

Aircraft: As of December 31, 2000 and 1999, the Fund owned interests in two trusts that each own a commercial aircraft. During 2000, aircraft lease revenues were $2.1 million offset by depreciation expense, direct expenses, and administrative expenses of $2.2 million. During 1999, aircraft lease revenues were $2.1 million and the gain from the sale of the Fund's interest in two trusts that owned a total of three commercial aircraft, two aircraft engines, and a portfolio of aircraft rotables of $3.3 million was offset by depreciation expense, direct expenses, and administrative expenses of $3.6 million. The decrease in expenses of $1.4 million was primarily due to lower depreciation expense resulting from a $1.2 million decrease due to the use of double declining-balance method of depreciation which results in greater depreciation in the first years an asset is owned and a $0.1 million decrease due to the sale of the Fund's interest in the two trusts.

Marine vessel: As of December 31, 2000 and 1999, the Fund had an interest in an entity that owns a marine vessel. During 2000, lease revenues of $0.6 million were offset by depreciation expense, direct expenses, and administrative expenses of $0.9 million. During 1999, lease revenues of $0.8 million were offset by depreciation expense, direct expenses, and administrative expenses of $1.1 million. Lease revenue decreased $0.1 million as a result of the marine vessel being off lease for 30 days in the year ended December 31, 2000 compared to 1999 where the marine vessel was on lease for the entire year. Depreciation expense, direct expenses, and administrative expenses decreased $0.1 million primarily due to lower depreciation expense resulting from a $39,000 decrease due to the use of double declining-balance method of depreciation which results in greater depreciation in the first years an asset is owned and a $0.1 million decrease in repairs and maintenance.

Cumulative Effect of Accounting Change

In April 1999, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which required costs related to start-up activities to be expensed as incurred. The statement required that initial application be reported as a cumulative effect of a change in accounting principle. The Fund adopted this statement during the year ended December 31, 1999, at which time it took a $0.1 million charge, related to start-up costs of the Fund. This charge had the effect of reducing net income per weighted-average Class A unit by $0.03 for the year ended December 31, 1999.

Net Income (Loss)

As a result of the foregoing, the Fund had net income of $4.8 million for the year ended December 31, 2000, compared to net loss of $2.4 million during 1999. The Fund's ability to acquire, operate and liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors. Therefore, the Fund's performance in the year ended December 31, 2000 is not necessarily indicative of future periods. In the year ended December 31, 2000, the Fund distributed $9.9 million to Class A members, or $2.00 per weighted-average Class A unit.

Geographic Information

Certain of the Fund's equipment operates in international markets. Although these operations expose the Fund to certain currency, political, credit and economic risks, the Manager believes these risks are minimal or has implemented strategies to control the risks. Currency risks are at a minimum because all invoicing, with the exception of a small number of railcars operating in Canada, is conducted in U.S. dollars. Political risks are minimized by avoiding countries that do not have a stable judicial system and established commercial business laws. Credit support strategies for lessees range from letters of

Management's Discussion and Analysis of Financial Condition and Results of Operations

credit supported by U.S. banks to cash deposits. Although these credit support mechanisms generally allow the Fund to maintain its lease yield, there are risks associated with slow-to-respond judicial systems when legal remedies are required to secure payment or repossess equipment. Economic risks are inherent in all international markets and the Manager strives to minimize this risk with market analysis prior to committing equipment to a particular geographic area. Refer to Note 6 to the audited financial statements for information on the lease revenues, net income (loss), and net book value of equipment in various geographic regions.

Revenues and net operating income by geographic region are impacted by the time period the assets are owned and the useful life ascribed to the assets for depreciation purposes. Net income (loss) from equipment is significantly impacted by depreciation charges, which are greatest in the early years due to the use of the double-declining balance method of depreciation. The relationships of geographic revenues, net income (loss), and net book value of equipment are expected to change significantly in the future, as assets come off lease and decisions are made to either redeploy the assets in the most advantageous geographic location or sell the assets.

The Fund's owned equipment on lease to U.S.-domiciled lessees consists of trailers, railcars, and interests in entities that own aircraft. During 2001, U.S. lease revenues accounted for 22% of the total lease revenues from wholly and jointly owned equipment. This region reported a net income of $1.1 million.

The Fund's owned equipment on lease to South American-domiciled lessees consists of three aircraft. During 2001, South American lease revenues accounted for 19% of the total lease revenues from wholly and jointly owned equipment, while this region reported a net income of $7.9 million. Net income of $6.8 million from this region resulted from the disposition of an aircraft.

The Fund's equipment on lease to Canadian-domiciled lessees consists of railcars. Lease revenues in Canada accounted for 6% of total lease revenues from wholly and jointly-owned equipment while this region reported a net income of $0.4 million.

The Fund's owned equipment and investments in equipment owned by USPEs on lease to lessees in the rest of the world consists of marine vessels and marine containers. During 2001, lease revenues for these operations accounted for 53% of the total lease revenues of wholly and jointly owned equipment. This region reported a net income of $1.2 million. Net income of $1.3 million from this region resulted from the sale of an owned marine vessel and the sale of the Fund's interest in an entity that owned another marine vessel.

Inflation

Inflation had no significant impact on the Fund's operations during 2001, 2000, or 1999.

Forward-Looking Information

Except for historical information contained herein, the discussion in this annual report contains forward-looking statements that involve risks and uncertainties, such as statements of the Fund's plans, objectives, expectations, and intentions. The cautionary statements made in this annual report should be read as being applicable to all related forward-looking statements wherever they appear in this annual report. The Fund's actual results could differ materially from those discussed here.

Outlook for the Future

The Fund's operation of a diversified equipment portfolio in a broad base of markets is intended to reduce its exposure to volatility in individual equipment sectors.

The ability of the Fund to realize acceptable lease rates on its equipment in the different equipment markets is contingent on many factors, such as specific market conditions and economic activity, technological obsolescence, and government or other regulations. The unpredictability of these factors makes it difficult for the Manager to clearly define trends or influences that may impact the performance of the Fund's equipment. The Manager continually monitors both the equipment markets and the performance of the Fund's equipment in these markets. The Manager may make an evaluation to reduce the Fund's exposure to those equipment markets in which it determines that it cannot operate equipment and achieve acceptable rates of return. Alternatively, the Manager may make a determination to enter those equipment markets in which it perceives opportunities to profit from supply-demand instabilities or other market imperfections.

The Fund intends to use excess cash flow, if any, after payment of expenses and loan principal and interest on debt to acquire additional equipment during the first six years of the Fund's operations which concludes December 31, 2002. The Manager believes that these acquisitions may cause the Fund to generate additional earnings and cash flow for the Fund.

Factors that may affect the Fund's contribution in 2002 and beyond include:

- Marine vessel freight rates are dependent upon the overall condition of the international economy. Freight rates earned by the Fund's marine vessel began to decrease during the later half of 2001. This trend is expected to continue during the first half of 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- The cost of new marine containers has been at historic lows for the past several years which has caused downward pressure on per diem lease rates.
- Railcar loadings in North America have weakened over the past year. During 2001, utilization and lease rates decreased. Railcar contribution may decrease in 2002 as existing leases expire and renewal leases are negotiated.
- The airline industry began to see lower passenger travel during 2001. The tragic events on September 11, 2001 worsened the situation. No direct damage occurred to any of the Fund's aircraft as a result of these events and the Manager is currently unable to determine the long-term effects, if any, these events may have on the Fund's aircraft. Three of the Fund's owned commercial aircraft leases expire during 2002; however, the lessee has stopped paying on the aircraft leases in September 2001 and notified the Manager that they would like to return these aircraft before the lease expiration date.

Several other factors may affect the Fund's operating performance in 2002 and beyond, including changes in the markets for the Fund's equipment and changes in the regulatory environment in which that equipment operates.

Repricing and Reinvestment Risk

Certain of the Fund's aircraft, marine vessels, railcars, marine containers, and trailers will be remarketed in 2002 as existing leases expire, exposing the Fund to repricing risk/opportunity. Additionally, the Manager may elect to sell certain underperforming equipment or equipment whose continued operation may become prohibitively expensive. In either case, the Manager intends to re-lease or sell equipment at prevailing market rates; however, the Manager cannot predict these future rates with any certainty at this time, and cannot accurately assess the effect of such activity on future Fund performance. The proceeds from the sold or liquidated equipment will be redeployed to purchase additional equipment, as the Fund is in its reinvestment phase.

Impact of Government Regulations on Future Operations

The Manager operates the Fund's equipment in accordance with current applicable regulations. However, the continuing implementation of new or modified regulations by some of the authorities mentioned previously, or others, may adversely affect the Fund's ability to continue to own or operate equipment in its portfolio. Additionally, regulatory systems vary from country to country, which may increase the burden to the Fund of meeting regulatory compliance for the same equipment operated between countries.

Under U.S. Federal Aviation Regulations, after December 31, 1999, no person may operate an aircraft to or from any airport in the contiguous United States unless that aircraft has been shown to comply with Stage III noise levels. The Fund has three Stage II aircraft that do not meet Stage III requirements. These Stage II aircraft are in a country that does not have these noise restrictions.

Furthermore, the Federal Railroad Administration has mandated that effective July 1, 2000, all tank railcars must be re-qualified every ten years from the last test date stenciled on each railcar to insure tank shell integrity. Tank shell thickness, weld seams, and weld attachments must be inspected and repaired if necessary to re-qualify a tank railcar for service. The average cost of this inspection is $1,800 for non-jacketed tank railcars and $3,600 for jacketed tank railcars, not including any necessary repairs. This inspection is to be performed at the next scheduled tank test and every ten years thereafter. The Fund currently owns 54 non-jacketed tank railcars and 292 jacketed tank railcars of which a total of 292 tank railcars have been inspected to date and no defects have been discovered.

Ongoing changes in the regulatory environment, both in the U.S. and internationally, cannot be predicted with accuracy, and preclude the Manager from determining the impact of such changes on Fund operations, purchases, or sale of equipment.

Distribution Levels and Additional Capital Resources

The Fund's initial contributed capital was composed of the proceeds from its initial offering of $100.0 million, supplemented by permanent debt in the amount of $25.0 million. The Manager has not planned any expenditures, nor is it aware of any contingencies that would cause it to require any additional capital to that mentioned above. The Fund intends to rely on operating cash flow to meet its operating obligations, make cash distributions to limited partners, make debt payments, and increase the Fund's equipment portfolio with any remaining surplus cash available.

Pursuant to the Fifth Amended and Restated Operating Agreement of Professional Lease Management Income Fund I, L.L.C. (the operating agreement), the Fund will cease to reinvest surplus cash in additional equipment beginning in its seventh year of operations which commences on January 1, 2003. Prior to that date, the Manager intends to continue its strategy of selectively redeploying equipment to achieve competitive returns. By the end of the reinvestment period, the Manager intends to have assembled an equipment portfolio capable of achieving a level of operating cash flow for the remaining life of the Fund sufficient to meet its obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Manager will evaluate the level of distributions the Fund can sustain over extended periods of time and, together with other considerations, may adjust the level of distributions accordingly. In the long term, the difficulty in predicting market conditions precludes the Manager from accurately determining the impact of changing market conditions on liquidity or distribution levels.

The Fund's permanent debt obligation began to mature in December 2000. The Manager believes that sufficient cash flow will be available in the future for repayment of debt.

Quantitative and Qualitative Disclosures about Market Risk

The Fund's primary market risk exposure is that of currency risk. During 2001, 78% of the Fund's total lease revenues from wholly-and jointly-owned equipment came from non-United States domiciled lessees. Most of the leases require payment in U.S. currency. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar denominated lease payment.

Independent Auditors' Report

The Members
Professional Lease Management Income Fund I, LLC:

We have audited the accompanying balance sheet of Professional Lease Management Income Fund I, L.L.C. (the "Fund"), as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 8, 2002

Independent Auditors' Report

The Members
Professional Lease Management Income Fund I, LLC:

We have audited the accompanying balance sheet of Professional Lease Management Income Fund I, L.L.C. ("the Fund") as of December 31, 2000 and the related statements of operations, changes in members' equity and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Lease Management Income Fund I, L.L.C. as of December 31, 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

SAN FRANCISCO, CALIFORNIA
March 12, 2001

Balance Sheets

As of December 31, (in thousands of dollars, except unit amounts)	2001	2000
Assets		
Equipment held for operating leases	$ 89,833	$ 92,921
Less accumulated depreciation	(48,425)	(44,197)
	41,408	48,724
Equipment held for sale	—	3,200
Net equipment	41,408	51,924
Cash and cash equivalents	21,837	11,291
Restricted cash	553	813
Accounts receivable, less allowance for doubtful accounts of $1,048 in 2001 and $48 in 2000	2,513	2,283
Investments in unconsolidated special-purpose entities	2,741	5,155
Debt placement fees, less accumulated amortization of $87 in 2001 and $70 in 2000	89	107
Prepaid expenses and other assets	102	110
Total assets	$ 69,243	$ 71,683
Liabilities and members' equity		
Liabilities		
Accounts payable and accrued expenses	$ 625	$ 555
Due to affiliates	251	917
Lessee deposits and reserve for repairs	3,739	4,541
Note payable	19,000	22,000
Total liabilities	23,615	28,013
Commitments and contingencies		
Members' equity		
Class A members (4,971,311 units at December 31, 2001 and 2000)	45,628	43,670
Class B member	—	—
Total members' equity	45,628	43,670
Total liabilities and members' equity	$ 69,243	$ 71,683

See accompanying notes to financial statements.

Statements of Operations

For the years ended December 31,
(in thousands of dollars, except weighted-average unit amounts)

	2001	2000	1999
Revenues			
Lease revenue	$ 19,198	$ 22,949	$ 26,113
Interest and other income	808	1,083	347
Net gain on disposition of equipment	7,812	3,956	23
Total revenues	27,818	27,988	26,483
Expenses			
Depreciation and amortization	9,554	12,833	14,849
Repairs and maintenance	1,779	2,517	2,633
Equipment operating expenses	2,855	2,515	3,142
Insurance expense	468	294	428
Management fees to affiliate	1,277	1,232	1,396
Interest expense	1,613	1,833	1,833
General and administrative expenses to affiliates	546	853	952
Other general and administrative expenses	741	919	721
Provison for (recovery of) bad debts expense	1,001	(5)	38
Loss on revaluation of equipment	—	—	3,931
Total expenses	19,834	22,991	29,923
Minority interest	—	—	(590)
Equity in net income (loss) of unconsolidated special-purpose entities	601	(176)	1,761
Income (loss) before cumulative effect of accounting change	8,585	4,821	(2,269)
Cumulative effect of accounting change	—	—	(132)
Net income (loss)	$ 8,585	$ 4,821	$ (2,401)
Members' share of net income (loss)			
Class A members	$ 7,488	$ 3,066	$ (4,029)
Class B member	1,097	1,755	1,628
Total	$ 8,585	$ 4,821	$ (2,401)
Net income (loss) per weighted-average Class A unit	$ 1.51	$ 0.62	$ (0.81)
Cash distribution	$ 6,627	$ 11,701	$ 11,690
Cash distribution per weighted-average Class A unit	$ 1.11	$ 2.00	$ 1.99

See accompanying notes to financial statements.

Statements of Changes in Members' Equity

For the years ended December 31, 2001, 2000, and 1999
(in thousands of dollars)

	Class A	Class B	Total
Members' equity as of December 31, 1998	$ 64,893	$ 132	$ 65,025
Net income (loss)	(4,029)	1,628	(2,401)
Purchase of Class A units	(336)	—	(336)
Cash distributions	(9,930)	(1,760)	(11,690)
Members' equity as of December 31, 1999	50,598	—	50,598
Net income	3,066	1,755	4,821
Purchase of Class A units	(48)	—	(48)
Cash distributions	(9,946)	(1,755)	(11,701)
Members' equity as of December 31, 2000	43,670	—	43,670
Net income	7,488	1,097	8,585
Cash distributions	(5,530)	(1,097)	(6,627)
Members' equity as of December 31, 2001	**$ 45,628**	**$ —**	**$ 45,628**

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended December 31, (in thousands of dollars)	2001	2000	1999
Operating activities			
Net income (loss)	$ 8,585	$ 4,821	$ (2,401)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,554	12,833	14,849
Provision for (recovery of) bad debt expense	1,001	(5)	38
Loss on revaluation of equipment	—	—	3,931
Net gain on disposition of equipment	(7,812)	(3,956)	(23)
Cumulative effect of accounting change	—	—	132
Equity in net (income) loss of unconsolidated special-purpose entities	(601)	176	(1,761)
Changes in operating assets and liabilities:			
Restricted cash	260	(360)	(491)
Accounts receivable, net	(1,230)	(273)	(131)
Prepaid expenses and other assets	8	(2)	156
Accounts payable and accrued expenses	45	(25)	(3)
Due to affiliates	(666)	261	276
Lessee deposits and reserve for repairs	25	1,207	781
Minority interest	—	—	(676)
Net cash provided by operating activities	9,169	14,677	14,677
Investing activities			
Payments for purchase of equipment	(2,263)	(19,484)	(11,397)
Liquidation distributions from unconsolidated special-purpose entities	931	182	14,282
Distributions from unconsolidated special-purpose entities	2,084	2,204	2,173
Proceeds from disposition of equipment	10,106	16,864	168
Net cash provided by (used in) investing activities	10,858	(234)	5,226
Financing activities			
Payments on note payable	(3,000)	(3,000)	—
Cash distribution to Class A members	(5,384)	(9,946)	(9,930)
Cash distribution to Class B member	(1,097)	(1,755)	(1,760)
Purchase of Class A units	—	(48)	(336)
Net cash used in financing activities	(9,481)	(14,749)	(12,026)
Net increase (decrease) in cash and cash equivalents	10,546	(306)	7,877
Cash and cash equivalents at beginning of year	11,291	11,597	3,720
Cash and cash equivalents at end of year	$ 21,837	$ 11,291	$ 11,597
Supplemental information			
Interest paid	$ 1,617	$ 1,833	$ 1,833

See accompanying notes to financial statements.

Notes to Financial Statements

1. Basis of Presentation

Organization

Professional Lease Management Income Fund I, L.L.C., a Delaware Limited Liability Company (the "Fund") was formed on August 22, 1994, to engage in the business of owning, leasing, or otherwise investing in predominately used transportation and related equipment. PLM Financial Services, Inc. (FSI) is the Manager of the Fund. FSI is a wholly-owned subsidiary of PLM International, Inc. (PLM International or PLMI).

On May 13, 1996, the Fund ceased its offering for Class A Units. As of December 31, 2001, there were 4,971,311 Units outstanding.

The Fund will terminate on December 31, 2010, unless terminated earlier upon sale of all equipment or by certain other events. Beginning in the Fund's seventh year of operations, which commences on January 1, 2003, the Manager will stop purchasing additional equipment. Excess cash, if any, less reasonable reserves, will be distributed the Members.

The Manager (Class B Member) controls and manages the affairs of the Fund. The Manager paid out of its own corporate funds (as a capital contribution to the Fund) all organization and syndication expenses incurred in connection with the offering; therefore, 100% of the net cash proceeds received by the Fund from the sale of Class A Units were used to purchase equipment and established any required cash reserves. For its contribution, the Manager is generally entitled to a 1% interest in profits and losses and 15% interest in the Fund's cash distributions subject to certain special allocation provisions (see Net Income (Loss) and Distributions Per Unit, below). After the investors receive cash distributions equal to their original capital contributions, the Manager's interest in the cash distributions of the Fund will increase to 25%.

The operating agreement includes a redemption provision. Upon the conclusion of the 30-month period immediately following the termination of the offering, which was in November 1998, the Fund may, at the Manager's sole discretion, redeem up to 2% of the outstanding units each year. The purchase price paid by the Fund for outstanding Class A Units upon redemption will be equal to 105% of the amount Class A Members paid for the Class A Units, less the amount of cash distributions Class A Members have received relating to such Class A Units. The price may not bear any relationship to the fair market value of a Class A Unit. During 2000, the Fund purchased 4,010 units for $48,000. No units were purchased during 2001.

The Manager has decided that it will not purchase any units under the redemption plan in 2002. The Manager may purchase additional units on behalf of the Fund in the future.

Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations

The equipment of the Fund is managed, under a continuing management agreement, by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of FSI. IMI receives a monthly management fee from the Fund for managing the equipment (see Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of equipment under agreements with investor programs, and is a general partner of other programs.

Accounting for Leases

The Fund's leasing operations generally consist of operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases" (SFAS No. 13). Lease origination costs are capitalized and amortized over the term of the lease.

Depreciation and Amortization

Depreciation of transportation equipment held for operating leases is computed on the double-declining balance method taking a full month's depreciation in the month of acquisition, based upon estimated useful lives of 15 years for railcars, and 12 years for most other types of equipment. Certain aircraft are depreciated under the double-declining balance method over the lease term which approximate their economic life. The depreciation method changes to straight line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Major expenditures that are expected to extend the useful lives or reduce future operating expenses of equipment are capitalized and amortized over the estimated remaining life of the equipment. Debt placement fees are amortized over the term of the related loan using the straight-line method that approximates the effective interest method (see Note 7).

Notes to Financial Statements

Transportation Equipment

Equipment held for operating leases is stated at cost less any reductions to the carrying value as required by SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). Equipment held for sale is stated at the lower of the equipment's depreciated cost or fair value, less cost to sell, and is subject to a pending contract for sale.

In accordance with SFAS No. 121, the Manager reviews the carrying value of the Fund's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying values of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. Reductions of $3.9 million to the carrying value of owned marine vessels were required during 1999. No revaluations to owned equipment were required in 2001 and 2000 or to partially owned equipment in 2001, 2000, and 1999.

In October 2001, Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Fund will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Fund's earnings or financial position.

Investments in Unconsolidated Special-Purpose Entities

The Fund has interests in unconsolidated special-purpose entities (USPEs) that own transportation equipment. These are single purpose entities that do not have any debt or other financial encumbrances and are accounted for using the equity method. The Fund owned a majority interest in an entity that owned a mobile offshore drilling unit. In September 1999, the Manager amended the corporate-by-laws of USPEs in which the Fund, or any affiliated program, owns an interest greater than 50%. The amendment to the corporate by-laws provided that all decisions regarding the acquisition and disposition of the investment as well as other significant business decisions of that investment would be permitted only upon unanimous consent of the Fund and all the affiliated programs that have an ownership in the investment. As such, although the Fund may own a majority interest in an USPE, the Fund does not control its management and thus the equity method of accounting is used after adoption of the amendment. As a result of the amendment, as of September 30, 1999, all jointly owned equipment in which the Fund owned a majority interest, which had been consolidated, were reclassified to investments in USPEs. Accordingly, as of December 31, 2001 and 2000, the balance sheet reflects all investments in USPEs on an equity basis.

The Fund's interests in USPEs are managed by IMI. The Fund's equity interest in the net income (loss) of USPEs is reflected net of management fees paid or payable to IMI.

Repairs and Maintenance

Repairs and maintenance costs related to marine vessels, railcars, and trailers are usually the obligation of the Fund and are charged against operations as incurred. Costs associated with marine vessel dry-docking are estimated and accrued ratably over the period prior to such dry-docking. If a marine vessel is sold and there is a balance in the dry-docking reserve account for that marine vessel, the balance in the reserve account is included as additional gain on disposition. Maintenance costs of aircraft and marine containers are the obligation of the lessee. To meet the maintenance requirements of certain aircraft airframes and engines, reserve accounts are prefunded by the lessee over the period of the lease based on the number of hours this equipment is used, times the estimated rate to repair this equipment. If repairs exceed the amount prefunded by the lessee, the Fund has the obligation to fund and accrue the difference. If the aircraft is sold and there is a balance in the reserve account for repairs to that aircraft, the balance in the reserve account is reclassified as additional gain on disposition. The aircraft reserve accounts and marine vessel dry-docking reserve accounts are included in the accompanying balance sheets as lessee deposits and reserves for repairs.

Net Income (Loss) and Distributions per Unit

The net profits and losses of the Fund are generally allocated 1% to the Class B Member and 99% to the Class A Members. The Class B Member or Manager will be specially allocated (i) 100% of the Fund's organizational and offering cost amortization expenses and (ii) income equal to the excess of cash distribution over the Manager's 1% share of net profits. The effect on the Class A Members of this special income allocation will be to increase the net loss or decrease the net profits allocable to the Class A Members by an equal amount. During 2001, the Manager received a special allocation of income of $1.0 million ($1.7 million in 2000 and 1999) in excess of its prorata ownership share. Cash distributions of the Fund are generally allocated 85% to the Class A Members and 15% to the Manager and may include amounts in excess of net income. After the investors receive cash distributions equal to their original capital contributions the Manager's interest in the cash distributions of the Fund will increase to

25%. The Class A Members' net income (loss) is allocated among the Class A Members based on the number of Class A units owned by each member and on the number of days of the year each member is in the Fund.

Cash distributions are recorded when paid. Monthly unitholders receive a distribution check 15 days after the close of the previous month's business and quarterly unitholders receive a distribution check 45 days after the close of the quarter.

Cash distributions to Class A Unitholders in excess of net income are considered a return of capital. Cash distributions to Class A Unitholders of $6.9 million and $9.9 million in 2000 and 1999, respectively, were deemed to be a return of capital. None of the cash distributions paid during 2001 were deemed to be a return of capital.

Cash distributions related to the fourth quarter of 2001 of $0.9 million, 2000 of $1.2 million, and 1999 of $1.7 million, were paid during the first quarter of 2002, 2001, and 2000, respectively.

Net Income (Loss) Per Weighted-Average Class A Unit

Net income (loss) per weighted-average Class A unit was computed by dividing net income (loss) attributable to Class A Members by the weighted-average number of Class A units deemed outstanding during the period. The weighted-average number of Class A units deemed outstanding during the years ended December 31, 2001, 2000, and 1999 were 4,971,311, 4,971,968, and 4,982,336 respectively.

Cash and Cash Equivalents

The Fund considers highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less as cash equivalents. The carrying amount of cash equivalents approximates fair market value due to the short-term nature of the investments.

Restricted Cash

As of December 31, 2001, restricted cash consists of bank accounts and short-term investments that are primarily subject to withdrawal restrictions per loan and other legally binding agreements. As of December 31, 2000, restricted cash represented lessee security deposits held by the Fund.

Comprehensive Income (Loss)

The Fund's comprehensive income (loss) is equal to net income (loss) for the years ended December 31, 2001, 2000, and 1999.

New Accounting Standards

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), was approved by the FASB. SFAS No. 142 changes the accounting for goodwill and other intangible assets determined to have an indefinite useful life from an amortization method to an impairment-only approach. Amortization of applicable intangible assets will cease upon adoption of this statement. The Fund is required to implement SFAS No. 142 on January 1, 2002 and it has not yet determined the impact, if any, this statement will have on its financial position or results of operations.

2. Manager and Transactions with Affiliates

An officer of FSI contributed the $100 of the Fund's initial capital. Under the equipment management agreement, IMI, subject to certain reductions, receives a monthly management fee attributable to either owned equipment or interests in equipment owned by the USPEs equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) the sum of (A) for that equipment for which IMI provides only basic equipment management services, (a) 2% of the gross lease revenues attributable to equipment which is subject to full payout net leases, (b) 5% of the gross lease revenues attributable to equipment that is subject to operating leases, and (B) for that equipment for which IMI provides supplemental equipment management services, 7% of the gross lease revenues attributable to equipment for which IMI provides both management and additional services. The Fund reimbursed FSI $0.5 million, $0.9 million, and $1.0 million for data processing expenses and other administrative services performed on behalf of the Fund during 2001, 2000, and 1999.

The Fund's proportional share of USPE management fees to affiliate were $0.1 million, $0.1 million, and $0.2 million during 2001, 2000, and 1999, respectively, and the Partnership's proportional share of administrative and data processing expenses to affiliate were $0.1 million, $34,000, and $46,000 during 2001, 2000, and 1999, respectively. Both of these affiliate expenses reduced the Fund's proportional share of the equity interest in income in USPEs.

During the liquidation phase of the Fund, Transportation Equipment Corporation (TEC) will be entitled to receive an equipment liquidation fee equal to the lesser of (i) 3% of the sales price of equipment sold on behalf of the Fund, or (ii) 50% of the "Competitive Equipment Sale Commission," as defined in the agreement, if certain conditions are met. TEC is a wholly-owned subsidiary of the Manager. In certain circumstances, the Manager will be entitled to a monthly re-lease fee for re-leasing services following the expiration of the initial lease, charter or other contract for certain equipment equal to the lesser of (a) the fees which would be charged by an independent third party for comparable services for comparable equipment or (b) 2% of gross lease revenues derived from such re-lease, provided, however; that no re-lease fee shall be payable if such fee would cause the combination of the equipment management fee paid to IMI and the re-lease fees with respect to such transactions to exceed 7% of gross lease revenues.

The Fund had an interest in certain equipment in conjunction with affiliated programs during 2001, 2000, and 1999 (see Note 4).

The balance due to affiliates as of December 31, 2001, included $0.3 million due to FSI and its affiliates for management fees. The balance due to affiliates as of December 31, 2000, included $0.2 million due to FSI and its affiliates for management fees and $0.7 million due to affiliated USPEs.

3. Equipment

The components of owned equipment as of December 31, are as follows (in thousands of dollars):

Equipment held for operating leases	2001	2000
Marine containers	$ 31,405	$ 29,160
Railcars	19,495	19,520
Marine vessel	17,000	17,000
Aircraft	15,358	20,605
Trailers	6,575	6,636
	89,833	92,921
Less accumulated depreciation	(48,425)	(44,197)
	41,408	48,724
Equipment held for sale	—	3,200
Net equipment	$ 41,408	$ 51,924

Revenues are earned under operating leases. A portion of the Fund's marine containers are leased to operators of utilization-type leasing pools that include equipment owned by unaffiliated parties. In such instances, revenues earned by the Fund consist of a specified percentage of the total revenues generated by leasing the pooled equipment to sublessees after deducting certain direct operating expenses of the pooled equipment. The Fund's marine vessel is operating on short-term leases which usually have a duration of less than one year. Lease revenues for trailers operating with short-line railroad systems are based on a per-diem lease in the free running railroad interchange. Rents for the remaining equipment are based on fixed rates.

Equipment held for operating leases is stated at cost less any reductions to the carrying value as required by SFAS No. 121. During 1999, reductions to the carrying value of marine vessels of $3.9 million were required. No reductions were required to the carrying value of wholly owned equipment during 2001 or 2000.

As of December 31, 2000, a marine vessel was held for sale at the lower of the equipment's depreciated cost or fair value, less cost to sell, and was subject to a pending contract for sale. No equipment was held for sale as of December 31, 2001.

As of December 31, 2001, all owned equipment in the Fund's portfolio was on lease except for 62 railcars with a net book value of $0.5 million. As of December 31, 2000, all owned equipment in the Fund's portfolio was on lease except for 66 railcars with a net book value of $0.7 million.

During the year ended December 31, 2001, the Fund purchased marine containers for $2.3 million. During the year ended December 31, 2000, the Fund purchased marine containers and trailers for a total cost of $19.5 million.

During the year ended December 31, 2001, the Fund sold or disposed of a marine vessel that was held for sale at December 31, 2000, an aircraft, marine containers, trailers, and railcars with an aggregate net book value of $3.2 million, for proceeds of $10.2 million. Included in the 2001 net gain on disposition of assets is the unused portion of aircraft engine reserves of $0.8 million. During the year ended December 31, 2000, the Fund sold marine vessels, trailers, and railcars with an aggregate net book value of $13.3 million, for proceeds of $16.7 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel dry-docking of $0.5 million.

All owned equipment on lease is being accounted for as operating leases. Future minimum rent under noncancelable operating leases as of December 31, 2001 for the owned equipment during each of the next five years are approximately $9.5 million in 2002; $4.5 million in 2003; $2.9 million in 2004; $0.7 million in 2005; and $37,000 in 2006 and thereafter. Per diem and short-term rentals consisting of utilization rate lease payments included in revenues amounted to approximately $10.2 million, $6.2 million and $3.3 million in 2001, 2000, and 1999, respectively.

4. Investments in Unconsolidated Special Purpose Entities

The Fund owns equipment jointly with affiliated programs. These are single purpose entities that do not have any debt or financial encumbrances.

In September 1999, the Manager amended the corporate by-laws of USPEs in which the Fund, or any affiliated program, owned an interest greater than 50%. The amendment to the corporate by-laws provided that all decisions regarding the acquisition and disposition of the investment as well as other significant business decisions of that investment would be permitted only upon unanimous consent of the Fund and all the affiliated programs that have an ownership in the investment. As such, although the Fund may own a majority interest in a USPE, the Fund does not control its management and thus the equity method of accounting is used after adoption of the amendment. As a result of the amendment, as of September 30, 1999, all jointly owned equipment in which the Fund owned a majority interest, which had been consolidated, were reclassified to investments in USPEs. Accordingly, as of December 31, 2001 and 2000, the balance sheets reflect all investments in USPEs on an equity basis.

Notes to Financial Statements

The net investments in USPEs include the following jointly-owned equipment as of December 31, (and related assets and liabilities) (in thousands of dollars):

As of December 31,	2001	2000
50% interest in a trust owning an MD-82 Stage III commercial aircraft	$ 2,722	$ 3,534
50% interest in a trust owning an MD-82 Stage III commercial aircraft	32	921
50% interest in a trust that owned a container marine vessel	(13)	700
Net investments	$ 2,741	$ 5,155

As of December 31, 2001 and 2000, all jointly-owned equipment in the Fund's USPE portfolio was on lease.

During 2001, the Manager sold the Fund's 50% interest in an entity that owned a container marine vessel. The Fund's interest in this entity was sold for proceeds of $0.9 million for its net investment of $0.8 million. Included in the net gain on sale of this entity was the unused portion of marine vessel dry-docking liability of $0.2 million.

The following summarizes the financial information for the special-purpose entities and the Fund's interests therein as of and for the years ended December 31, 2001, 2000, and 1999 (in thousands of dollars):

	2001		2000		1999	
	Total USPEs	Net Interest of Fund	Total USPEs	Net Interest of Fund	Total USPEs	Net Interest of Fund
Net investments	$ 5,523	$ 2,741	$ 10,659	$ 5,155	$ 16,183	$ 7,717
Lease revenues	3,719	1,859	5,498	2,749	4,314	3,124
Net income (loss)	894	601	(499)	(176)	7,282	1,761

All jointly owned equipment on lease is being accounted for as operating leases. Future minimum rent under noncancelable operating leases as of December 31, 2001 for the jointly owned equipment during each of the next five years are approximately $1.3 million in 2002; $1.3 million in 2003; $1.3 million in 2004; $1.3 million in 2005; $1.3 million in 2006; and $2.3 million thereafter.

5. Operating Segments

The Fund operates or operated in six primary operating segments: marine container leasing, aircraft leasing, railcar leasing, marine vessel leasing, trailer leasing, and mobile offshore drilling unit (MODU) leasing. Each equipment leasing segment engages in short-term to mid-term operating leases to a variety of customers.

The Manager evaluates the performance of each segment based on profit or loss from operations before interest expense and certain general and administrative and operations support expenses. The segments are managed separately due to different business strategies for each operation.

For the year ended December 31, 2001	Marine Container Leasing	Aircraft Leasing	Railcar Leasing	Marine Vessel Leasing	Trailer Leasing	Other*	Total
Revenues							
Lease revenue	$ 5,196	$ 3,971	$ 3,357	$ 5,548	$ 1,126	$ —	$ 19,198
Interest and other income	—	33	8	56	—	711	808
Net gain on disposition of equipment	7	6,820	8	963	14	—	7,812
Total revenues	5,203	10,824	3,373	6,567	1,140	711	27,818
Costs and expenses							
Operations support	72	25	671	3,713	512	109	5,102
Depreciation and amortization	4,529	1,543	1,288	1,776	400	18	9,554
Interest expense	—	—	—	—	—	1,613	1,613
Management fees to affiliate	260	466	224	270	57	—	1,277
General and administrative expenses	1	24	87	58	190	927	1,287
Provision for (recovery of) bad debts	—	894	(27)	154	(20)	—	1,001
Total costs and expenses	4,862	2,952	2,243	5,971	1,139	2,667	19,834
Equity in net income of USPEs	—	370	—	231	—	—	601
Net income (loss)	$ 341	$ 8,242	$ 1,130	$ 827	$ 1	$ (1,956)	$ 8,585
Total assets as of December 31, 2001	$ 23,829	$ 3,280	$ 8,494	$ 9,258	$ 2,354	$ 22,028	$ 69,243

** Includes certain assets not identifiable to a specific segment, such as cash, debt placement fees, and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as interest expense, and certain amortization, general and administrative, and operations support expenses. Also includes gain from the sale from an investment in an entity that owned a mobile offshore drilling unit.*

Notes to Financial Statements

For the year ended December 31, 2000	Marine Container Leasing	Aircraft Leasing	Railcar Leasing	Marine Vessel Leasing	Trailer Leasing	Other*	Total
Revenues							
Lease revenue	$ 4,113	$ 4,057	$ 3,652	$ 7,645	$ 3,482	$ —	$ 22,949
Interest and other income	—	2	6	657	—	418	1,083
Net gain on disposition of equipment	—	—	84	1,798	2,074	—	3,956
Total revenues	4,113	4,059	3,742	10,100	5,556	418	27,988
Costs and expenses							
Operations support	18	35	609	3,731	895	38	5,326
Depreciation and amortization	3,428	2,314	1,499	4,347	1,227	18	12,833
Interest expense	—	—	—	—	—	1,833	1,833
Management fees to affiliate	206	203	241	384	198	—	1,232
General and administrative expenses	—	12	97	81	718	864	1,772
Provision for (recovery of) bad debts	—	—	1	—	(6)	—	(5)
Total costs and expenses	3,652	2,564	2,447	8,543	3,032	2,753	22,991
Equity in net income (loss) of USPEs	—	(95)	—	(255)	—	174	(176)
Net income (loss)	$ 461	$ 1,400	$ 1,295	$ 1,302	$ 2,524	$ (2,161)	$ 4,821
Total assets as of December 31, 2000	$ 25,866	$ 6,388	$ 9,767	$ 15,362	$ 2,793	$ 11,507	$ 71,683

** Includes certain assets not identifiable to a specific segment, such as cash, debt placement fees, and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as interest expense, and certain amortization, general and administrative, and operations support expenses. Also includes gain from the sale from an investment in an entity that owned a mobile offshore drilling unit.*

For the year ended December 31, 1999	Aircraft Leasing	Railcar Leasing	Marine Vessel Leasing	Trailer Leasing	MODU Leasing	All Other*	Total
Revenues							
Lease revenue	$ 4,057	$ 3,804	$ 9,501	$ 3,864	$ 3,560	$ 1,327	$ 26,113
Interest and other income	38	9	5	—	—	295	347
Net gain on disposition of equipment	—	15	—	8	—	—	23
Total revenues	4,095	3,828	9,506	3,872	3,560	1,622	26,483
Costs and expenses							
Operations support	29	625	4,511	888	66	84	6,203
Depreciation and amortization	2,571	1,739	6,012	1,481	1,748	1,298	14,849
Interest expense	—	—	—	—	—	1,833	1,833
Management fees to affiliate	203	250	475	224	178	66	1,396
General and administrative expenses	34	71	59	758	75	676	1,673
Provision for bad debt expense	—	13	—	25	—	—	38
Loss on revaluation of equipment	—	—	3,931	—	—	—	3,931
Total costs and expenses	2,837	2,698	14,988	3,376	2,067	3,957	29,923
Minority interest	—	—	—	—	(590)	—	(590)
Equity in net income (loss) of USPEs	1,836	—	(281)	—	206	—	1,761
Income (loss) before cumulative effect of accounting change	3,094	1,130	(5,763)	496	1,109	(2,335)	(2,269)
Cumulative effect of accounting change	—	—	—	—	—	(132)	(132)
Net income (loss)	$ 3,094	$ 1,130	$ (5,763)	$ 496	$ 1,109	$ (2,467)	$ (2,401)

**Includes interest income and costs not identifiable to a particular segment, such as interest expense, and certain amortization, general and administrative expenses, and operations support expenses. Also includes the lease revenue of $1.3 million, depreciation expense of $1.3 million, and a management fee of $0.1 million for marine containers.*

Notes to Financial Statements

6. Geographic Information

The Fund owns certain equipment that is leased and operated internationally. A limited number of the Fund's transactions are denominated in a foreign currency. Gains or losses resulting from foreign currency transactions are included in the results of operations and are not material.

The Fund leases aircraft, railcars and trailers to lessees domiciled in four geographic regions: United States, South America, Canada, and Europe. The marine vessels, mobile offshore drilling unit and marine containers were leased to multiple lessees in different regions who operated the equipment worldwide.

The following table sets forth lease revenue information by region for the owned equipment and investments in USPEs for the years ended December 31, are as follows (in thousands of dollars):

	Owned Equipment			Investments in USPEs		
Region	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
United States	$ 3,168	$ 5,081	$ 6,187	$ 1,505	$ 2,124	$ 2,123
South America	3,972	4,057	4,057	—	—	—
Canada	1,314	2,053	1,480	—	—	—
Rest of the world	10,744	11,758	14,389	354	625	1,001
Lease revenues	$ 19,198	$ 22,949	$ 26,113	$ 1,859	$ 2,749	$ 3,124

The following table sets forth income (loss) information by region for owned equipment and investments in USPEs for the years ended December 31, are as follows (in thousands of dollars):

	Owned Equipment			Investments in USPEs		
Region	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
United States	$ 714	$ 2,949	$ 1,150	$ 370	$ (101)	$(1,317)
South America	7,873	1,496	1,258	—	—	—
Canada	415	867	476	—	6	22
Europe	—	—	—	—	—	3,131
Rest of the world	937	2,018	(4,598)	231	(81)	(75)
Regional income (loss)	9,939	7,330	(1,714)	601	(176)	1,761
Administrative and other	(1,955)	(2,333)	(2,448)	—	—	—
Net income (loss)	$ 7,984	$ 4,997	$ (4,162)	$ 601	$ (176)	$ 1,761

The net book value of owned assets and the net investment in the unconsolidated special-purpose entities at December 31, are as follows (in thousands of dollars):

	Owned Equipment		Investments in USPEs	
Region	**2001**	**2000**	**2001**	**2000**
United States	$ 6,264	$ 7,290	$ 2,754	$ 4,455
South America	—	1,543	—	—
Canada	4,092	4,782	—	—
Rest of the world	31,052	38,309	(13)	700
Net book value	$ 41,408	$ 51,924	$ 2,741	$ 5,155

7. Debt

In December 1996, the Fund entered into an agreement to issue a $25.0 million long-term note to an institutional investor. The loan was funded in March 1997. The note bears interest at a fixed rate of 7.33% per annum and has a maturity in 2006. Interest on the note is payable semi-annually. The note will be repaid in five principal payments of $3.0 million on December 31, 2000, 2001, 2002, 2003, and 2004 and two principal payments of $5.0 million on December 31, 2005, and 2006. The agreement requires the Fund to maintain certain financial covenants. The Fund made the regularly scheduled principal payment and semiannual interest payments to the lender of the note during 2001 and 2000.

The Manager estimates, based on recent transactions, that the fair value of the $19.0 million fixed-rate note is $20.3 million.

In April 2001, PLM International entered into a $15.0 million warehouse facility, which is shared with the Fund, PLM Equipment Growth Fund VI, and PLM Equipment Growth & Income Fund VII. During December 2001, this facility was amended to lower the amount available to be borrowed to $10.0 million. The facility provides for financing up to 100%

of the cost of the equipment. Outstanding borrowings by one borrower reduce the amount available to each of the other borrowers under the facility. Individual borrowings may be outstanding for no more than 270 days, with all advances due no later than April 12, 2002. Interest accrues either at the prime rate or LIBOR plus 2.0% at the borrower's option and is set at the time of an advance of funds. Borrowings by the Fund are guaranteed by PLMI. This facility expires in April 2002. The Manager believes it will be able to renew the warehouse facility upon its expiration with terms similar to those in the current facility.

As of December 31, 2001, the Fund had no borrowings outstanding under this facility and there were no other borrowings outstanding under this facility by any other eligible borrower.

8. Concentrations of Credit Risk

The Fund's only customer that accounted for 10% or more of the total consolidated revenues for the owned equipment and jointly owned equipment during 2001 and 2000 was Varig South America ("Varig") (12% and 13%, respectively). In addition, during 2001, AON Limited IBA purchased a Boeing 737-200A stage II commercial aircraft and the gain from the disposal accounted for 20% of total consolidated revenues from wholly and jointly owned equipment.

During 2001, Varig notified the Manager of its intention to return the aircraft under lease. As of December 31, 2001, Varig has not remitted four lease payments due to the Fund. The Fund has a security deposit from Varig that could be used to pay a portion of the amount due. During October 2001, the Manager sent a notification of default to Varig. The lease, with an expiration date of October 2002, has certain return condition requirements for each of the remaining aircraft. The Manager has recorded an allowance for bad debts for the amount of receivables due less the security deposit.

No single lessee accounted for more than 10% of the consolidated revenues for the year ended December 31, 1999. In 1999, however, Casino Express Air purchased the Fund's 33% interest in two trusts that owned a total of three Boeing 737-200A stage II commercial aircraft, two stage II aircraft engines, and a portfolio of aircraft rotables and the gain from the sale accounted for 10% of total consolidated revenues from wholly and jointly owned equipment.

As of December 31, 2001 and 2000, the Manager believed the Fund had no other significant concentrations of credit risk that could have a material adverse effect on the Fund.

9. Income Taxes

The Fund is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners. Accordingly, no provision for income taxes has been made in the financial statements of the Fund.

As of December 31, 2001, the federal income tax basis were higher than the financial statement carrying values of certain assets and liabilities by approximately $18.2 million, primarily due to differences in depreciation methods, equipment reserves, provisions for bad debts, lessee's prepaid deposits, and the tax treatment of syndication costs.

10. Cumulative Effect of Accounting Change

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs related to start-up activities to be expensed as incurred. The statement requires that initial application be reported as a cumulative effect of a change in accounting principle. The Fund adopted this statement during the first quarter of 1999, at which time it took a $0.1 million charge, related to start-up costs of Fund. This charge had the effect of reducing net income per weighted-average Class A unit by $0.03 for the year ended December 31, 1999.

11. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the year ended December 31, 2001 (in thousands of dollars, except weighted-average unit amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 5,708	$ 4,718	$ 5,352	$ 12,040	$ 27,818
Net income	553	1,246	604	6,182	8,585
Per Weighted-Average Class A Unit					
Net income	$ 0.02	$ 0.21	$ 0.08	$ 1.20	$ 1.51

The following is a list of the major events that affected the Fund's performance during 2001:

- In the second quarter of 2001, the Fund recognized a USPE engine reserve liability of $0.8 million as income; and
- In the fourth quarter of 2001, the Fund sold an aircraft, a marine container, and trailers for a total gain of $6.8 million.

Notes to Financial Statements

The following is a summary of the quarterly results of operations for the year ended December 31, 2000 (in thousands of dollars, except weighted-average unit amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 5,936	$ 5,906	$ 7,976	$ 8,170	$ 27,988
Net income	223	304	1,716	2,578	4,821
Per Weighted-Average Class A Unit					
Net income (loss)	$ (0.04)	$ (0.03)	$ 0.31	$ 0.38	$ 0.62

The following is a list of the major events that affected the Fund's performance during 2000:

- In the third quarter of 2000, the Fund sold trailers and railcars for a total gain of $2.1 million; and
- In the fourth quarter of 2000, the Fund sold a marine vessel, trailers, and railcars for a total gain of $1.8 million.

PLM Investment Management, Inc.
c/o ACS Securities Services, Inc.
3988 N. Central Expressway, Building 5, 6th floor
Dallas, TX 75204